UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By	:	/s/ Catherine Qin Zhang
Name	:	Catherine Qin Zhang
Title	:	Chief Financial Officer

Date: September 25, 2012

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Strengthens its Consumer-Oriented Businesses with New Management Hires

Company adds chief marketing officer and two vice presidents of technology

BEIJING, September 25, 2012 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (Nasdaq: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced the appointment of Ms. Jun Jin as vice president and chief marketing officer, with immediate effect. Ms. Jin will oversee AutoNavi’s public relations, marketing and branding initiatives.

Ms. Jin joins AutoNavi from Amazon China, where she served as director of corporate communications overseeing public relations, product marketing and employee communications, and led the company’s public relations efforts during its e-commerce re-branding from Joyo Amazon to Amazon China. Prior to Amazon China, Ms. Jin held various roles over an 11-year period working at Microsoft in the United States and China. In her most recent position at Microsoft, she was director of marketing & communications at Microsoft Research Asia, promoting Microsoft’s premier research organization in the Asia-Pacific region. Ms. Jin received an M.B.A. and a master’s degree from the University of Chicago and a bachelor’s degree from Peking University.

Concurrently, the Company also announced the appointments of Mr. Hanping Feng and Mr. Jun Chen as vice presidents of technology, with immediate effect. Mr. Feng will lead AutoNavi’s mobile team in the development and adoption of mobile map applications and technologies, while Mr. Chen will lead the building and enhancement of AutoNavi’s data center infrastructure for its cloud-based map service platform.

Mr. Feng previously worked at Google for nearly 10 years. While at Google, Mr. Feng led its mobile technology team in China, which launched and improved a variety of mobile products including Google Maps mobile search, localized a number of Google’s global mobile products and launched Android applications. Mr. Feng received a bachelor’s degree in automatic control and a master’s degree in systems engineering from Xi’an Jiaotong University, as well as a Ph.D. in electrical and computer engineering from the University of Massachusetts, Amherst.

Mr. Chen joins AutoNavi from Tencent, where he served as an engineering director, leading Tencent’s data center and cloud platform technology development and deployment since August 2009. From 2006 to 2009, Mr. Chen worked at Google, where he led a variety of cutting-edge data center networking projects for cloud computing and was involved in the company’s web search projects. Prior to that, Mr. Chen served as a senior software engineer at Cisco Systems from 1998 to 2005. Mr. Chen received a bachelor’s degree in civil engineering from South China University of Technology and a master’s degree in computer engineering from the University of Southern California.

“We are pleased to have three new members of our senior management team, who will further strengthen our existing leadership team by adding extensive knowledge and experience in their respective fields,” said Mr. Congwu Cheng, chief executive officer of AutoNavi. “With a shared passion for providing the best possible mapping and navigation experiences in China, we are confident they will make significant contributions to AutoNavi’s future as we navigate the mobile Internet space and expand our businesses to the consumer community.”

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.4 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com